# Et Oliva LLC

## Profit and Loss
### January - December 2021

|  | TOTAL |
|---|---|
| **Income** | |
| Discounts/Refunds Given | 28.42 |
| Sales | 600.38 |
| Sales of Product Income | 1,423.49 |
| Sales of Product Income - Distribution | 1,665.60 |
| Sales of Product Income - Retail/Direct/E-commerce | 1,587.02 |
| Sales of Product Income - White Label | 755.75 |
| Sales of Product Income - Wholesale | 4,692.37 |
| Shipping Income | 71.14 |
| Uncategorized Income | 0.00 |
| **Total Income** | **$10,824.17** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 0.00 |
| Cost of Goods Sold - Ingredients | 3,989.45 |
| Cost of Goods Sold - Packaging | 3,359.71 |
| Cost of Goods Sold - White Label | 886.40 |
| Shipping, Freight & Delivery - COS | 779.42 |
| **Total Cost of Goods Sold** | **$9,014.98** |
| **GROSS PROFIT** | **$1,809.19** |
| **Expenses** | |
| Advertising & Marketing | 686.40 |
| Bank Charges & Fees | 117.12 |
| Insurance | 324.35 |
| Job Supplies | 2,474.46 |
| Legal & Professional Services | 0.00 |
| Office Supplies & Software | 1,119.89 |
| Other Business Expenses | 0.00 |
| QuickBooks Payments Fees | 30.81 |
| Rent & Lease | 2,845.00 |
| Taxes & Licenses | 1,905.98 |
| Travel | 1,977.82 |
| Utilities | 1,210.10 |
| **Total Expenses** | **$12,691.93** |
| **NET OPERATING INCOME** | **$ -10,882.74** |
| **Other Expenses** | |
| Home Office | 0.00 |
| Media | 0.00 |
| **Total Other Expenses** | **$0.00** |
| **NET OTHER INCOME** | **$0.00** |
| **NET INCOME** | **$ -10,882.74** |

# Et Oliva LLC

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
|   Current Assets | |
|   Bank Accounts | |
|    Money Out (7063) | 13,031.03 |
|    QuickBooks Checking Account | 0.00 |
|   **Total Bank Accounts** | **$13,031.03** |
|   Accounts Receivable | |
|    Accounts Receivable (A/R) | 3,175.20 |
|   **Total Accounts Receivable** | **$3,175.20** |
|   Other Current Assets | |
|    Inventory Asset | 3,000.00 |
|    Undeposited Funds | 0.00 |
|   **Total Other Current Assets** | **$3,000.00** |
|   **Total Current Assets** | **$19,206.23** |
| **TOTAL ASSETS** | **$19,206.23** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|   Current Liabilities | |
|   Credit Cards | |
|    Credit Card Payment OWLIE | 0.00 |
|    Quickbooks Capital | 0.00 |
|   **Total Credit Cards** | **$0.00** |
|   Other Current Liabilities | |
|    District of Columbia Treasurer Payable | 0.00 |
|    Out Of Scope Agency Payable | 0.00 |
|    Quickbooks Capital Payment | 0.00 |
|    Virginia Department of Taxation Payable | 0.00 |
|   **Total Other Current Liabilities** | **$0.00** |
|   **Total Current Liabilities** | **$0.00** |
|   Long-Term Liabilities | |
|    Other Long Term Liabilities - Owlie CC | 0.00 |
|   **Total Long-Term Liabilities** | **$0.00** |
|   **Total Liabilities** | **$0.00** |
|   Equity | |
|    Opening Balance Equity | 0.00 |
|    Partner's Equity | 30,088.97 |
|    Partner's Pay & Personal Expenses | 0.00 |
|   **Total Partner's Equity** | **30,088.97** |
|    Partner's Equity Contribution | 0.00 |

# Et Oliva LLC

## Balance Sheet
### As of December 31, 2021

|  | TOTAL |
|---|---|
| Retained Earnings |  |
| Net Income | -10,882.74 |
| **Total Equity** | **$19,206.23** |
| **TOTAL LIABILITIES AND EQUITY** | **$19,206.23** |

# Et Oliva LLC

## Statement of Cash Flows
### January - December 2021

|  | TOTAL |
|---|---:|
| OPERATING ACTIVITIES | |
| Net Income | -10,882.74 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -3,175.20 |
| Inventory Asset | -3,000.00 |
| Credit Card Payment OWLIE | 0.00 |
| Quickbooks Capital | 0.00 |
| District of Columbia Treasurer Payable | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Quickbooks Capital Payment | 0.00 |
| Virginia Department of Taxation Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-6,175.20** |
| **Net cash provided by operating activities** | **$ -17,057.94** |
| FINANCING ACTIVITIES | |
| Other Long Term Liabilities - Owlie CC | 0.00 |
| Opening Balance Equity | 0.00 |
| Partner's Equity | 30,088.97 |
| Partner's Equity:Partner's Pay & Personal Expenses | 0.00 |
| Partner's Equity Contribution | 0.00 |
| **Net cash provided by financing activities** | **$30,088.97** |
| NET CASH INCREASE FOR PERIOD | $13,031.03 |
| CASH AT END OF PERIOD | $13,031.03 |